AB FUNDS

501 Commerce Street
Nashville, TN 37203

February 23, 2026

VIA EDGAR CORRESPONDENCE

Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Long

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Mr. Long:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. (the “Adviser” or “we”) on January 28, 2026.

If you have any questions regarding our response, please do not hesitate to call me at 629.213.5769.

Sincerely,

/s/ Stephen Woetzel
Stephen Woetzel
Treasurer and Chief Financial
Officer of each Fund

cc:	Michael Reyes, Senior Vice President of the Funds
Nancy Hay, AllianceBernstein L.P.
Stephen Laffey, AllianceBernstein L.P.
Jennifer Friedland, AllianceBernstein L.P.
Vercelia Petty, AllianceBernstein L.P.

Appendix A

Comment #1

AB Multi-Manager Alternative Fund

Within the financial statements (Statement of Operations and Financial Highlights), the Fund had approximately six basis points of interest expense, should the prospectus fee table include a line for interest expense?

Response #1:

The Adviser will update the prospectus fee table to include interest expense, when applicable, for future prospectus filings.

Comment #2

AB Multi-Manager Alternative Fund

For restricted securities within the schedule of investments, ensure the acquisition date and cost are included for each restricted security going forward, as required by regulation SX 12-12, footnote 8.

Response #2:

The Adviser will ensure the acquisition date and cost are included within the schedule of investments for all restricted securities going forward.

Appendix B

1940 Act File Number	Registrant Name	Series Name	Fiscal Year- End Reviewed
811-01716	AB CAP FUND, INC.	AB Sustainable US Thematic Portfolio	6/30/2025
811-01716	AB CAP FUND, INC.	AB Concentrated Growth Fund	6/30/2025
811-01716	AB CAP FUND, INC.	AB Select US Long/Short Portfolio	6/30/2025
811-01716	AB CAP FUND, INC.	AB Global Core Equity Portfolio	6/30/2025
811-01716	AB CAP FUND, INC.	AB Select US Equity Portfolio	6/30/2025
811-01716	AB CAP FUND, INC.	AB Emerging Markets Multi-Asset Portfolio	3/31/2025
811-01716	AB CAP FUND, INC.	AB Concentrated International Growth Portfolio	6/30/2025
811-01716	AB CAP FUND, INC.	AB Small Cap Growth Portfolio	7/31/2025
811-05088	AB PORTFOLIOS	AB Tax-Managed Wealth Appreciation Strategy	8/31/2025
811-05088	AB PORTFOLIOS	AB Sustainable Thematic Balanced Portfolio	8/31/2025
811-05088	AB PORTFOLIOS	AB All Market Total Return Portfolio	8/31/2025
811-05088	AB PORTFOLIOS	AB Wealth Appreciation Strategy	8/31/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	New York Municipal Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Overlay B Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	California Municipal Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Diversified Municipal Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Emerging Markets Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Intermediate Duration Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Overlay A Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Tax-Aware Overlay A Portfolio	9/30/2025
811-05555	SANFORD C. BERNSTEIN FUND, INC.	Tax-Aware Overlay B Portfolio	9/30/2025
811-06068	AB FIXED-INCOME SHARES, INC.	AB Government Money Market Portfolio	4/30/2025
811-21034	SANFORD C. BERNSTEIN FUND II, INC.	Bernstein Intermediate Duration Institutional Portfolio	9/30/2025
811-21497	AB CORPORATE SHARES	AB Municipal Income Shares	4/30/2025
811-21497	AB CORPORATE SHARES	AB Corporate Income Shares	4/30/2025
811-21497	AB CORPORATE SHARES	AB Impact Municipal Income Shares	4/30/2025
811-21497	AB CORPORATE SHARES	AB Taxable Multi-Sector Income Shares	4/30/2025
811-22671	AB MULTI-MANAGER ALTERNATIVE FUND	AB Multi-Manager Alternative Fund	3/31/2025